Exhibit 99.1

Scienjoy to Initiate Metaverse Project Based on Its Virtual Worlds Platform

BEIJING, Sept. 29, 2021 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (Nasdaq: SJ), a leading live entertainment mobile streaming platform in China, today announced that Scienjoy expects to incorporate the Company’s technologies in Artificial Intelligence (AI), Augmented Reality (AR), Virtual Reality (VR), and Non-Fungible Tokens to expand to the metaverse project. Metaverse is a concept of a future iteration of the internet where people work, play, and socialize, made up of persistent, shared, 3D virtual spaces linked into a perceived virtual universe. The Company has applied its technologies to the six compelling complete virtual reality worlds in the Company’s show live streaming platforms. Through initiating the metaverse project, the Company expects to consolidate its significant edges in the mobile live streaming market and establish an advanced metaverse ecosystem.

Scienjoy has launched three virtual worlds on a small scale in 2020 and continues to increase the gamified content to promote metaverse as technologies emerge. Since then, the Company has developed three more virtual reality worlds and successfully launched a total of six virtual worlds that are The World of Xianxia, Martial Arts World, The Hegemony of Great Ambitions, City Hunters, Gold Adventures, and The Empire of Galaxy. Each virtual reality world has its distinguishable features and provides users with a vagarious experience through live engagement.

Regarding the Metaverse of Scienjoy broadcasting scenarios, in The World of Xianxia and Martial Arts World, users can customize the appearance and change the face of real-time anchors to users’ favorite swordsmen’s look and choose various martial arts scenes to apply in the virtual worlds, further enhancing the interactive experience and promoting the concept of traditional Chinese martial arts. For City Hunters, anchors and users can choose a unique identity from various roles to build the city and their own urban empire in the virtual world utilizing VR technology developed by the Company. The Company also applied a more advanced AR technology in The Empire of Galaxy, in which anchors can drive the spacecraft to shuttle between different planets and explore the universe with users. After arriving a desired planet, they can use different tools to build the infrastructure and establish a new home.

These features enhance the interactivities between anchors and users and provide a better sense of immersion to the users in the virtual worlds. The application of these features is attributed to the Company’s development of AI, AR and VR technologies as the Company will continue to invest in these aspects to further enrich the contents of the virtual world and establish a strong bedrock for the metaverse project.

The Company will focus on improving its virtual worlds and building more features of the metaverse project, such as virtual anchors, face changing, and attributes, by using AI and VR technologies to promote a new experience of existence in the virtual worlds. Users will be granted more capacities to design and experience the surreal metaverse. The metaverse also has a fully operational social system, a fair closed-loop economic system, and users who have continuously produced contents, which provides a tremendous opportunity for creators and users to bring their imaginations to life. Furthermore, the Company will continue to seek for more business opportunities and partnerships in cloud, live-streaming, and short videos fields.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “Our virtual reality worlds are highly consistent with the concept of metaverse. With the online-everything shift of the pandemic and demand for a variety of virtual experiences, we believe that we are able to seize opportunities in the metaverse with our successful experience from the establishment of the virtual reality worlds and technology capabilities.”

About Scienjoy Holding Corporation:

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
+86-010-64428188
ray.chen@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com